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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

- - - - - - - - - - - - - - - - - - - - -     x

WILLIAM STEINER, individually and on behalf
of all others similarly situated,                Index No. 97124099

                              Plaintiff,         FILING DATE:

                      v.                         Plaintiff designates

CLARENCE A. ABRAMSON, ROBERT E.                  NEW YORK COUNTY
CORNELIA, RICHARD N. DANIEL, GERALD G.           as the Place of Trial
GARBACZ, FRANK E. GRZELECKI,
GOUVERNEUR M. NICHOLS, HERCULES P.               The basis of the venue is the
SOTOS, ELLIOT J. SUSSMAN, ROGER E.               defendants' place business
TETRAULT and HANDY & HARMAN
                                                 SUMMONS
                              Defendants,
                                                 Plaintiffs reside in New York
- - - - - - - - - - - - - - - - - - - - -     x


TO THE ABOVE NAMED DEFENDANTS:

         YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated:    New York, New York
          December 26, 1997


                    GOODKIND LABATON RUDOFF & SUCHAROW LLP
                         100 Park Avenue, 12th floor
                           New York, New York 10017
                          Telephone: (212) 907-0700


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Defendant's Address:

CLARENCE A. ABRAMSON
c/o Handy & Harman

250 Park Avenue
New York, New York 10177

ROBERT E. CORNELIA
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

RICHARD N. DANIEL
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

GERALD G. GARBACZ
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

FRANK E. GRZELECKI
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

GOUVERNEUR M. NICHOLS
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

HERCULES P. SOTOS
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

ELLIOT J. SUSSMAN
c/o Handy & Harman
250 Park Avenue
New York, New York 10177


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ROGER E. TETRAULT
c/o Handy & Harman
250 Park Avenue
New York, New York 10177

HANDY & HARMAN
250 Park Avenue
New York, New York 10177



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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

- - - - - - - - - - - - - - - - - - - -
WILLIAM STEINER, individually and on behalf )
of all others similarly situated,           )      Index No. 97124099
                                            )
                                            )
                               Plaintiff,   )
                                            )
                 v.                         )
                                            )
CLARENCE A. ABRAMSON, ROBERT E.             )
CORNELIA, RICHARD N. DANIEL, GERALD         )
G. GARBACZ, FRANK E. GRZELECKI,             )
GOUVERNEUR M. NICHOLS, HERCULES P.          )
SOTOS, ELLIOT J. SUSSMAN, ROGER E.          )
TETRAULT and HANDY & HARMAN,                )
                                            )
                               Defendants,  )

- - - - - - - - - - - - - - - - - - - - - - -


                            CLASS ACTION COMPLAINT

                  Plaintiff alleges on information and belief, except as to paragraph 2 which is alleged on knowledge, as follows:

                  1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of Handy & Harman ("Handy" or the "Company") who are similarly situated, against the Company and the individual defendants, who are directors of the Company, in connection with the offer by WHX Corporation ("WHX"), a shareholder of the Company, to acquire the remaining outstanding shares of Handy stock it does not already own.

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                                 THE PARTIES

                  2. Plaintiff is the owner of shares of Handy common stock and has owned such stock at all times material hereto.

                  3. (a) Defendant Handy is a corporation organized and existing under the laws of the State of New York with principal executive offices at 250

Park Avenue, New York, New York. The Company is a diversified manufacturer providing engineered products, system components and precious metal fabrication for industries worldwide. Handy has approximately 12 million shares of common stock outstanding, of which approximately 4.9% are held by WHX.

                     (b) Defendant Richard N. Daniel ("Daniel") is the Chairman of the Board and Chief Executive Officer of Handy. In 1996, Mason's compensation from Handy was at least $640,000, comprised of a salary of $470,000 and a bonus of $170,000.

                     (c) Defendant Frank E. Grzelecki is Vice Chairman of the Company, President and Chief Operating Officer. In 1996, Grzelecki's compensation from Handy was at least $560,000 comprised of a salary of $410,000 and a bonus of $150,000.

                     (d) Defendants Clarence A. Abramson, Robert E. Cornelia, Gerald G. Garbacz, Gouverneur M. Nichols, Hercules P. Sotos, Elliot J. Sussman and Roger E. Tetrault are directors of the Company.

                  4. The foregoing individual defendants referred to as P. P. 3(b)-(d) (collectively referred to herein as the "Individual Defendants"), as directors of the Company, are in a fiduciary relationship with plaintiff and the public stockholders of Handy and owe plaintiff and the other Handy public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

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                           CLASS ACTION ALLEGATIONS

                  5. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, pursuant to Article 9 of the Civil Practice Laws and Rules and on behalf of all common stockholders of Handy (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interests, who are being deprived of the opportunity to maximize the value of their Handy shares by the wrongful acts of the defendants as described herein (the "Class").

                  6. This action is properly maintainable as a class action for the following reasons:

                     (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 2,816 Handy stockholders of record and approximately 12 million shares of Handy common stock.

Members of the Class are scattered throughout the United States.

                     (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

                     (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                     (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly,

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plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                     (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                              FACTUAL BACKGROUND

                  7. WHX is a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, New York. WHX, through its subsidiaries, is a vertically integrated manufacturer of predominantly value-added flat rolled steel products. Its Wheeling-Pittsburgh Steel unit is the fourth-largest United States steelmaker. WHX holds approximately 4.9% of Handy's issued and outstanding common stock.

                  8. On or about December 15, 1997, Ronald LaBow, Chairman of WHX sent a proposal letter to defendant Daniel advising him of WHX's interest in buying Handy for $30.00 per share in cash (the "December 15 Letter"). His letter noted that the offering price represented a significant premium to the then-current and historic market price. LaBow further advised that the Offer is conditioned on upon, among other things, approval by Handy's Board of Directors under the Shareholder Rights Plan (the "Poison Pill") and the Business Combination Statute

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(Section 912) of the New York law. He also informed Daniel that the Offer will not be subject to financing. LaBow expressed to Daniel his hope that WHX could have "an amicable and productive dialogue on the merits of [the Offer] and the benefits which a combination of our companies would bring to your senior management team, employees at large and the company's shareholders."

                  9. On that same day, WHX issued a press release announcing an all cash tender offer for Handy at $30.00 per share for a total of approximately $360 million in cash and $182 million in assumed debt, for a total value of $533 million (the "Offer"). The announced price represented a 34.8% premium over the closing price on the preceding trading day.

                 10. On or about December 16, 1997, WHX filed with the United States Securities Exchange Commission ("SEC") a Schedule 14D-1 setting forth the details of its tender offer, which is set to expire on January 16, 1998. The WHX tender offer is conditioned on, among other things:

         (1) the rights under Handy's Rights Agreement (the "Poison Pill") having been redeemed by Handy's Board of Directors or the rights being invalid or otherwise inappli cable to the Offer;

         (2) Handy not having entered into any agreement or transaction with any person or entity having the effect of impairing WHX's ability to acquire Handy or otherwise diminishing the expected economic value to WHX of the purchase of Handy; and

         (3) the provisions of Section 912 of the New York Business Corporation Law have been complied with or are invalid or otherwise inapplicable to the Offer.

                 11. On December 18, 1997, at a meeting among the Board of Directors of Handy (participated in by all Individual Defendants), Handy management, Goldman Sachs (Handy's financial advisor) and legal the Offer was discussed.

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                 12. On December 23, 1997, the Individual Defendants met again with management and Handy's legal counsel and reviewed the Offer.

                 13. On December 23, 1997, Handy filed a Form 8-K with the SEC announcing that, on December 23, 1997, Handy's Board approved an amendment to Handy's By-laws. Article I, Section 1 of Handy's By-laws was amended such that the first paragraph provides in its entirety as follows:

         The annual meeting of the shareholders of the corporation shall be held annually, at such place and hour and on such date as the board of directors may fix, for the election of directors and for the transaction of such other business as may properly come before the meeting.

Prior to that amendment, the first sentence of Article I, Section 1 of Handy's By-laws provided: The annual meeting of shareholders of the corporation shall be held annually in the City of New York, at such place and at such hour as the board of directors may fix, on the second Tuesday in May if not a legal holiday and, if a legal holiday, then on the next secular day following, for the election of director and for the transaction of such other business as may properly come before the meeting.

The foregoing amendment was clearly made by Handy as an "eleventh hour" and highly improper defensive measure in response to the Offer, and it has a material and deleterious affect on class members' voting rights. The amendment's intended effect is to further concentrate the Individual Defendants' control over the timing and course of events affecting Handy and to preserve their lucrative positions as directors, particularly at this critical juncture when the Offer, which clearly will significantly enhance shareholder value, remains outstanding. The amend ment gives Handy's Board greater opportunity to forestall Handy's shareholders' exercise of their voting power with respect to material matters that the Individual Defendants perceive as a threat to their position and standing vis a vis the Company, including the Offer. By enacting the

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amendment to the By-laws in response to the Offer, the Individual Defendants are seeking to entrench themselves in control and are otherwise advancing their own interests to the detriment of plaintiff and the Class. The decision to make the By-law amendment exemplifies the Individual Defendants' agenda, to wit, to stave off a change of control of Handy that will result in their loss of continued enjoyment of the significant benefits that inure to them by virtue of their director and/or executive positions with Handy.

                 14. On December 24, 1997, Handy issued a press release and filed with the SEC a Form 14D-9 setting forth its response to the Offer, and stating Defendants determination that the $30 per share all cash offer for all shares reflected in the Offer is inadequate and not in the best interests of Handy's and its shareholders. Despite the fact that the Individual Defendants Daniel and Grzelecki have a substantial financial interest in successfully resisting the Offer, they apparently participated in all discussions relating to the Offer; no special committee of independ ent directors was established to separately review the WHX Offer.

                 15. The actions taken by the defendants are in gross disregard of the duties each of them owes to plaintiff and the other members of the Class.

                 16. Defendants' fiduciary obligations require them to:

                     (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives;

                     (b) undertake an appropriate and independent evaluation of the proposed Handy-WHX merger, including appointing a disinterested committee so that the interests of Handy's public stockholders would be protected; and


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                     (c)  adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Handy.

                 17. In response to the Offer, Defendants failed to appoint an independent committee to fairly and objectively evaluate the Offer and to explore business opportunities with WHX.

                 18. Indeed, Defendants have apparently refused to either negotiate with WHX, or even to explore with it the parameters of the Offer to seek to maximize shareholder value, or attempt to pursue alternative transactions. In fact, Defendants have deliberately acted to thwart WHX from acquiring the Company.

                 19. Particularly, in an unreasonable response to the WHX Offer, Defendants amended Handy's By-laws in a transparent attempt to disenfranchise Handy shareholders with respect to their exercise of voting power, and to entrench the Individual Defendants in control.

                 20. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

                 21. The proposal reflected in WHX's Offer represents an opportunity to effect a change of control of Handy, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Handy, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of Handy's public stockholders with the impartiality that

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their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of Handy's public stockholders.

                 22. By virtue of the acts and conduct alleged herein, the Individual Defen dants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own personal parochial interests at the expense of Handy's public shareholders.


                 23. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to Handy and its stockholders.

                 24. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

                 25. Plaintiff and the other members of the Class have no adequate remedy at law.

                 WHEREFORE, plaintiff demands judgment as follows:

                      (a)    declaring this to be a proper class action;
                      (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                             (i)   undertake an appropriate and independent
evaluation of alternatives designed to maximize value for Handy's public stockholders; and

                             (ii)  adequately ensure that no conflicts of
interests exist between defendants' own interests and their fiduciary obligations to Handy's public stockholders

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or, if such conflicts exist, ensure that all the conflicts would be resolved in the best interests of Handy's public stockholders;

                      (c) ordering Defendants to utilize the Poison Pill in a manner designed to maximize shareholder value;

                      (d) declaring the December 23, 1997 amendment to the By-laws to be null and void;

                      (e) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

                      (f) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

                      (g) granting such other and further relief as this Court may deem to be just and proper.


Dated:  December 26, 1997



                          GOODKIND LABATON RUDOFF &
                              SUCHAROW, LLP
                          100 Park Avenue
                          New York, New York  10017-5563
                          (212) 907-0700

                          Attorneys for Plaintiff


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